NovaGold Resources Inc.
Consolidated Financial Statements
May 31, 2008
(Unaudited)

Management’s Discussion and Analysis

General

This Management’s Discussion and Analysis (“MD&A”) of NovaGold Resources Inc. (“NovaGold” or “the Company”) is dated July 11, 2008 and provides an analysis of NovaGold’s unaudited financial results for the quarter ended May 31, 2008 compared to the same period in the previous year. At July 11, 2008, the Company had 105.2 million common shares issued and outstanding.

The following information should be read in conjunction with the Company’s May 31, 2008 unaudited consolidated financial statements and related notes and with the Company’s audited consolidated financial statements and related notes for the year ended November 30, 2007, which were prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). The accounting policies have been consistently followed in preparation of these financial statements except that the Company has adopted the following CICA standards effective for the Company’s first quarter commencing December 1, 2007.

All amounts are in Canadian dollars unless otherwise stated. Additional information related to NovaGold is available on the Company’s website at www.novagold.net or on SEDAR at www.sedar.com.

NovaGold is a precious metals company focused on the exploration and development of mineral properties in Alaska, U.S.A., and British Columbia, Canada, with one property near production, one property under re-engineering and re-evaluation, two properties progressing toward development and numerous early-stage exploration properties. The Company conducts its operations through wholly-owned subsidiaries and joint ventures and is primarily focused on gold properties, some of which have significant copper and silver resources.

Effective December 1, 2007, the Company entered into an agreement with Barrick Gold U.S., a wholly-owned subsidiary of Barrick Gold Corporation (“Barrick”) that provided for the conversion of the Donlin Creek project into a new limited liability company (the “Donlin Creek LLC”), owned 50% by the Company and 50% by Barrick. As part of the Donlin Creek LLC, the Company agreed to reimburse Barrick over time for approximately US$64.8 million, representing 50% of Barrick’s approximately US$129.6 million expenditures at the Donlin Creek project from April 1, 2006 to November 30, 2007. The reimbursement is being made by the Company paying the next US$12.7 million of Barrick’s share of project development costs, and the remaining US$52.1 million will bear interest and be paid out of future mine production cash flow. After the Company’s initial contribution, all funding will be shared by both parties on a 50/50 basis. The Company determined that the Donlin Creek LLC is a variable interest entity and consequently has used the principles of AcG-15 and FIN 46 Consolidation of Variable Interest Entities to determine the accounting for its ownership interest. Management concluded that NovaGold is not the primary beneficiary and has accounted for its investment using the equity method of accounting.

On December 1, 2007, the Company, Galore Creek Mining Corporation (“GCMC”) and Pioneer Metals Corporation (“Pioneer”) completed an asset purchase and sale agreement whereby GCMC purchased a 100% interest in the Grace claims, located adjacent to the Galore Creek project and held by Pioneer, a wholly-owned subsidiary of Barrick, for a purchase price of $54 million. This amount was shown as restricted cash at November 30, 2007.

Results of operations

For the three-month period ended May 31, 2008, the Company reported a loss of $8.0 million (or $0.08 basic and diluted loss per share) compared to a loss of $3.2 million (or $0.03 basic and diluted loss per share) for the corresponding period in 2007. The larger loss before income taxes for the quarter is primarily due to a one-time gain of $4.2 million on the disposal of the shares of Pioneer in the three-month period ended May 31, 2007.

For the six-month period ended May 31, 2008, the Company reported earnings of $20.0 million (or $0.19 basic and diluted earnings per share) compared to a loss of $8.1 million (or $0.08 basic and diluted loss per share) for the corresponding period in 2007. For the six months ended May 31, 2008, earnings before income taxes were higher than the comparative period primarily as a result of a $15.3 million gain on disposal of the shares in US Gold Corporation and a $16.3 million suspension cost recovery at Galore Creek, net of related non-controlling interest, offset by the $4.2 million gain on the disposal of the Pioneer shares in 2007.

Revenues for the three-month period ended May 31, 2008 were $0.3 million compared to $2.0 million in the corresponding period in 2007. The Company generates modest revenues from land and gravel sales and gold royalties. The decrease in revenues from the previous period relates mainly to decreased interest income due to lower average cash balances in 2008 as compared to the corresponding period in 2007. Revenues for the six-month period ended May 31, 2008 were $2.0 million compared to $3.0 million in the same period in 2007. The decrease in revenues from the previous year’s results relates mainly to $1.6 million less interest income in 2008 versus the same period in 2007. This is offset by $0.6 million more land, gravel and gold royalty revenue in 2008.

Net expenses for the three-month period ended May 31, 2008 were $8.9 million compared to $8.8 million for the same period in 2007. During the quarter, the Company recorded a foreign exchange loss of $0.7 million compared to a foreign exchange loss of $3.0 million for the same period in 2007. The larger loss in 2007 is a result of the Company’s larger US dollar cash balances and greater strengthening of the Canadian dollar in 2007 as compared to the current period. The Company recorded $1.8 million and $0.6 million for stock-based compensation during the same period in 2008 and 2007, respectively. The higher expense in 2008 resulted from over one million options being granted during the current period, whereas there was no grant during the quarter ended May 31, 2007. During the current quarter, the Company incurred $3.8 million in care and maintenance costs at its Galore Creek project and a project suspension cost recovery of $2.2 million, with no comparable items during the same period in 2007.

NovaGold Resources Inc.

Net expenses and other items for the six-month period ended May 31, 2008 were an income of $18.4 million compared with an expense of $14.6 million in the corresponding period in 2007. For the current six-month period, general and administrative expenses, corporate development and professional fees decreased by $1.2 million and stock-based compensation increased by $1.1 million compared to the same period in 2007. During the six-month period ended May 31, 2008, the Company recorded a foreign exchange gain of $0.2 million resulting from the Company’s net US dollar liability balance during a period where the Canadian dollar is strengthening, compared to a foreign exchange loss of $3.7 million for the same period in 2007 when the Company had a large net US dollar asset, also while the Canadian dollar was strengthening. Additionally, during the six-month period ended May 31, 2008, the Company incurred $3.8 million in care and maintenance costs and a suspension cost recovery of $32.6 million for its Galore Creek project.

The Company equity accounts for its strategic investment in Alexco Resource Corp. (“Alexco”) as it has significant influence over Alexco. For the quarter ended May 31, 2008, the Company recorded a net loss of $0.6 million from the combination of its share of net income or loss and dilution in its ownership of Alexco compared to a net gain of $0.1 million for the same period in 2007. For the six-month period ended May 31, 2008, the Company recorded a net gain of $0.5 million from the combination of its share of net income or loss and dilution in its ownership of Alexco compared to a net loss of $0.4 million for the same period in 2007. At May 31, 2008, the Company had a pre-tax unrecorded gain of $12.5 million in its Alexco holdings.

For the three-month period ended May 31, 2008, the Company recorded a future income tax (“FIT”) recovery of $0.4 million, which resulted mainly from an FIT recovery of $0.2 million on revised suspension costs at Galore Creek and an FIT recovery of $0.2 million on losses in NovaGold Canada Inc.

For the six-month period ended May 31, 2008, the Company recorded an FITexpense of $1.8 million, which resulted mainly from an FIT expense of $3.7 million from the suspension cost recovery at Galore Creek and an FIT expense of $4.5 million from the sale of US Gold Corporation shares, offset by an FIT recovery of $6.6 million from an income tax rate reduction totaling approximately 4.5% .

Selected financial data

The following unaudited quarterly information is prepared in accordance with Canadian GAAP.

Quarterly information

In $000s except per share amounts, for the fiscal quarters ended:

	5/31/08	2/29/08	11/30/07	8/31/07	5/31/07	2/28/07	11/30/06	8/31/06
	$	$	$	$	$	$	$	$

Net revenues	275	1,712	1,730	2,173	1,946	1,062	2,080	2,391
Income (loss) for the quarter	(7,976)	27,967	(32,534)	(4,159)	(3,212)	(4,861)	(19,346)	(2,578)
Income (loss) per
share – basic	(0.08)	0.27	(0.31)	(0.04)	(0.03)	(0.05)	(0.20)	(0.03)
Income (loss) per
share – diluted	(0.08)	0.26	(0.31)	(0.04)	(0.03)	(0.05)	(0.20)	(0.03)
Expenditures on mineral
properties and related
deferred costs(1)
USA	2,878	(91,582)	(13,423)	27,203	25,969	18,133	16,088	27,461
Canada	5,801	54,528	13,183	25,981	2,156	3,645	18,081	11,501

(1)

Expenditures on mineral properties and related deferred costs include fair value adjustments and stock-based compensation, net of recoveries, tax credits and adjustments, writedowns, disposals, option payments received and changes in ownership interest of mineral property title. Additionally, during the quarter ended February 29, 2008, all Donlin Creek-related expenditures were reclassified to investments as a result of the formation of the Donlin Creek LLC.

The Company carries out exploration activities in Canada and the United States. The Company’s exploration activities are seasonal in nature and programs tend to start late in the spring and finish by the end of the year.

Factors that can cause fluctuations in the Company’s quarterly results are the timing of stock option grants, equity accounting for the Donlin Creek LLC and one-time events, such as the suspension of the Galore Creek project. The Company’s properties are not yet in production; consequently, the Company believes that its earnings or loss (and consequent earnings or loss per share) is not a primary concern to investors in the Company.

Liquidity and capital resources

At May 31, 2008, the Company had $37.6 million in unrestricted cash and cash equivalents. During the six-month period ended May 31, 2008, the Company completed a convertible debt offering for net proceeds of $93.2 million after underwriter’s fees and other expenses of $3.5 million. Additionally, the Company generated $18.8 million in proceeds from the sale of US Gold Corporation shares, resulting in a gain realized in the quarter of $15.3 million, offset by a future tax expense of $4.6 million. The Company believes that there are sufficient tax

NovaGold Resources Inc.

pools to shelter any current tax arising from this sale. Furthermore, Teck Cominco, as the non-controlling interest, funded $45.8 million relating to expenditures on the Galore Creek project.

The Company expended $46.3 million on net operating activities during the six-month period ended May 31, 2008 compared with expenditures of $30.8 million for the same period in 2007. Major changes in non-cash working capital in the first half of the fiscal year were payments of $43.0 million of Galore Creek suspension-related costs that were accrued at November 30, 2007, and decreases in the long-term suspension liabilities of approximately $32.6 million related to a re-estimation of the suspension costs and the negotiation of the purchase of certain contractors’ equipment left on site during the shutdown of Galore Creek construction.

The Company expended $153.3 million on investing activities in the first six months of 2008 compared with $99.4 million in the same period in 2007. A total of approximately $54.9 million was expended on construction and pre-production operating costs at the Rock Creek project related to equipment purchases and the final stages of construction of the processing facilities. During the first six months of 2008 the Company paid $29.0 million for mobile equipment at Galore Creek as part of the suspension of construction and paid $66.2 million for construction work completed by November 30, 2007 for the project.

The Company has no material off-balance sheet arrangements.

At May 31, 2008, the Company’s aggregate commitments for capital leases totaled $3.2 million. These capital leases are for equipment assumed by GCMC in relation to the settlement of contracts as a result of the suspension of construction at Galore Creek.

At May 31, 2008, the Company’s aggregate operating leases totaled $6.8 million. These operating leases include the Company’s leased head office location and certain office equipment ranging from one to ten years. The Company also has commitments outstanding at May 31, 2008 in the amount of $3.6 million related to the suspension of construction at the Galore Creek project and US$4.5 million related to Rock Creek construction. Subsequent to May 31, 2008, the Company has additional commitments of US$8.5 million related to purchases of equipment and services at the Rock Creek mine.

Commitments at May 31, 2008 are approximately as follows:

	in millions of Canadian dollars
	Operating	Galore	Rock	Donlin
	Leases	Creek	Creek	Creek	Total

2008	0.5	3.6	4.5	-	8.6
2009	0.9	-	-	-	0.9
2010	0.8	-	-	-	0.8
2011	0.8	-	-	-	0.8
2012	0.6	-	-	-	0.6
Thereafter	3.2	-	-	52.4	55.6

The Company has no significant financial or other instruments except that its cash balances are largely invested in bank and non-asset-backed commercial paper, all with the two highest-possible investment ratings and with terms of 90 days or less that can be easily liquidated.

Outlook

At May 31, 2008, the Company had cash and cash equivalents of $37.6 million. Of this amount, $11.8 million was designated for Galore Creek suspension related activities, including payment of accounts payable. On March 26, 2008, the Company completed the issuance of US$95.0 million of 5.5% convertible senior unsecured notes due May 1, 2015 for net proceeds of US$91.5 million.

The Company initially budgeted to spend approximately $42 million in fiscal 2008 to complete construction at its Rock Creek mine. Significant adverse weather conditions combined with weather damage to the water recycle pond and extra work relating to storm water pollution prevention requirements (compounded by unusually high snowfall) have led to extended delays to commencement of start-up at Rock Creek. As a result, an additional $25 million has been added to the construction budget. Construction is targeted to be complete by mid-2008 and the Company plans to acquire additional mining equipment in the second half of 2008, expand the tailings storage facility for future production and complete additional storm water prevention measures. These post-completion costs are expected to total approximately $19 million. In March 2008 the Company announced it had received a Notice of Violation (“NOV”) from the State of Alaska regulators relating to preventative measures for stormwater discharges from its construction site. On June 7, 2008 the Company received a further NOV and on July 7, 2008 the Company received a draft Compliance Order by Consent (“COBC”) from the State of Alaska. The Company is working with the State on these matters and although the Company expects to resolve these issues, failure to adequately respond to the NOV and COBC could result in substantial fines, injunctive relief or other enforcement measures which may have a material impact on the Company’s ability to operate the Rock Creek mine.

The Company had budgeted to spend approximately US$25.4 million at Donlin Creek to May 31, 2008 for engineering and environmental studies, particularly related to power alternatives and optimization, and on exploration activities with the objective of expanding the existing resource base. At May 31, 2008, US$18.3 million had been incurred (US$7.1 million under budget). The Donlin Creek LLC expects to

NovaGold Resources Inc.

approve a second budget for the remainder of 2008, which will include a permitting phase budget and a budget to complete a feasibility study. The amount of these has yet to be determined.

The Company had estimated to spend approximately $33 million on suspension-related activities at its Galore Creek project, which is its portion (one third) of the estimated maximum suspension liability of $100 million. The Galore Creek Partnership’s efforts in 2008 are focused on demobilization of the project and then to place it on a care and maintenance basis that will enable the project to restart at a later date. A demobilization estimate of $93.1 million had been included as a liability in the Company’s November 30, 2007 year-end financial statements based on the information available at that time. Since year end, GCMC has negotiated settlement of numerous contracts having determined, after analyzing the costs and benefits associated with the purchase of the equipment compared with demobilizing the contractors’ equipment, that it was more cost effective to buy the equipment left at the site. Total contracts of approximately $38.0 million have been signed to date for the purchase of equipment. During the six-month period ended May 31, 2008, the Company revised the demobilization cost estimate to $60.5 million from the estimate of $93.1 million recorded at November 30, 2007 as a result of the settlement of the major contracts. The Company has reflected the $32.6 million reduction as a recovery in the current period’s statement of operations, net of non-controlling interest of $16.3 million and a future income tax expense of $3.7 million.

The Company is in the process of obtaining better value for its shareholders by monetizing various investments in its non-core assets, namely its green power business and exploration assets, including the Ambler project. This monetizing may be in the form of cash and/or marketable securities, dependent upon the asset. The Company is also negotiating a bank line of credit to be repaid from cash flow from the Rock Creek mine. In addition, the Company has 3.5 million warrants exercisable at $7.00 per share expiring on October 1, 2008 which, if exercised, would generate approximately $24 million for the Company. As at July 11, 2008, the Company anticipates funding its planned activities for the next twelve months from current cash and the aforementioned transactions.

Related party transactions

There were no related party transactions during the three months ended May 31, 2008.

New accounting pronouncements

Capital disclosures and financial instruments – disclosures and presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, “Capital Disclosures”, Handbook Section 3862, “Financial Instruments – Disclosures”, and Handbook Section 3863, “Financial Instruments – Presentation”. Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new Sections 3862 and 3863 replace Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how a company manages those risks.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly listed companies to use IFRS, replacing Canadian GAAP. The effective date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company’s transition date of December 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended November 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Critical accounting estimates

The most critical accounting principles upon which the Company’s financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures and intangible assets, and the accuracy of the estimated amounts of project suspension costs and future reclamation obligations.

Mineral properties and related deferred costs

The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value, which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of

NovaGold Resources Inc.

determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value in accordance with the CICA Handbook Section 3063, “Impairment of Long-Lived Assets”.

Management’s estimates of mineral prices, mineral resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur and may adversely affect management’s estimate of the net cash flows expected to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete development and upon future profitable production or proceeds from the disposition thereof. The discovery or establishment of adequate reserves is dependent on successful exploration. Competition for exploration resources at all levels is currently very intense, particularly affecting availability of manpower, drill rigs and helicopters. As a result of this, and other factors inherent in exploration, the Company has uncertainty that it will be able to carry out its planned exploration programs.

Intangible assets

Management of the Company reviews and evaluates the carrying value of each intangible asset for impairment when events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying value of the asset, an impairment loss is recognized and the asset is written down to fair value, which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that an intangible asset is impaired, it is written down to its estimated fair value.

Project suspension costs

The Company’s future obligations as a result of the suspension of the Galore Creek project are based on estimated costs to complete the construction demobilization and place the site on care and maintenance. The revised estimate of demobilization costs at May 31, 2008 of $60.5 million could change materially as more information becomes available. In addition, the project is located in an area that is subject to severe weather conditions that can affect the nature, extent and timing of work. Accordingly, the actual project suspension costs could vary materially from our estimates.

Reclamation costs

The amounts recorded for reclamation costs are estimates based on engineering studies and management’s assessment of the work that is anticipated to remediate old mine workings of the Company’s Nome Gold and Murray Brook sites, exploration and road remediation at the Galore Creek project, and the Rock Creek mine site. An asset retirement obligation (“ARO”) is recognized initially at fair value with a corresponding increase in the related asset. The ARO is accreted to full value over time through periodic charges to operations. Actual results could be materially different from these estimates.

The Company’s accounting policies are described in note 2 to the Company’s audited consolidated financial statements for the year ended November 30, 2007.

Risk factors

Exploration and development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that if commercial ore is discovered, that the ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors that are beyond the Company’s control. Some of these factors are the attributes of the deposit, commodity prices, foreign exchange rates, government policies and regulation and environmental protection.

The Company is earning an interest in certain of its key properties through option agreements, and acquisition of title to the properties is completed only when the option conditions have been met. These conditions include making property payments, incurring exploration expenditures on the properties and satisfactory completion of certain pre-feasibility studies and third-party agreements. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write down its previously capitalized costs related to that property.

Reserve and resource estimates

There is a degree of uncertainty attributable to the calculation of reserves and resources and the corresponding grades. Reserve and resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The measured and indicated and inferred resource figures and proven and probable reserves set forth by the Company are estimates, and there is no certainty that the mineral

NovaGold Resources Inc.

deposits would yield the production of metals indicated by reserve and resource estimates. Declines in the market price for metals may adversely affect the economics of a deposit and may require the Company to reduce its estimates.

Price volatility – gold, copper and other metals

The market price for gold, copper and other metals is volatile and cannot be controlled. There is no assurance that, if commercial quantities of gold, copper and other metals are discovered, a profitable market may continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is currently not in production, no sensitivity analysis for price changes has been provided or carried out.

Alaska “Clean Water” initiatives

A ballot initiative will appear on the November 2008 Alaskan general election ballot regarding large scale metallic mining. The initiative imposes two water quality standards on new large scale metallic mineral mining operations in Alaska. The cost statement prepared by the Alaska Division of Elections accompanying this initiative indicated that the language in the initiative does not differ significantly from existing water quality standards. The Company agrees with the State of Alaska’s assessment and believes this initiative, if adopted and implemented, would not significantly impact NovaGold’s ability to develop its Alaskan properties. Interest groups opposing the initiative in court challenges to its certification, however, have interpreted the initiative differently and argue that it could negatively impact the ability of an industry participant such as NovaGold to develop any large scale mining project in Alaska. The full impact of this initiative, even if adopted and found to be constitutional, cannot yet be determined as the full impact will be dependent on the rules and regulations implementing the initiative.

Permits

The Company’s current and anticipated future operations, including further exploration, development activities and commencement of production on the Company’s properties, require permits from various United States and Canadian federal, state, provincial, territorial and local governmental authorities. There can be no assurance that all permits which the Company requires for the construction of mining facilities and the conduct of mining operations will be obtainable on reasonable terms, or at all. Delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company. There also can be no assurance that once permits are awarded that they will not be challenged at any time. A group of individuals from Nome, Alaska filed a lawsuit against the U.S. Army Corps of Engineers (“Corps”) in mid-November 2006, alleging that the Corps issued the Section 404 permit for Rock Creek in violation of the governing legislation. Although neither NovaGold nor Alaska Gold Company were named as defendants, the Alaskan Court granted NovaGold’s motion to intervene in the case. On January 4, 2008, NovaGold announced that the United States Ninth Circuit Court of Appeals ruled in NovaGold’s favor on all counts regarding the appeal challenging the Clean Water Act permit for the Rock Creek mine. The Ninth Circuit Court affirmed the June 2007 decision of the United States District Court for Alaska dismissing the lawsuit. On February 15, 2008, the plaintiffs filed a petition for panel rehearing and rehearing en banc with the Ninth Circuit Court of Appeals. The Appellate Court denied the plaintiffs’ motion and will not re-hear the case and the judgment upholding the permit has become final.

Going concern

NovaGold’s ability to continue its exploration activities and any future development activities, and to continue as a going concern, will depend in part on its ability to commence production and generate material revenues or to obtain suitable financing.

The Company had consolidated working capital of approximately $16.4 million as of May 31, 2008. The Company intends to fund its plan of operations from working capital, the proceeds of financings, the sale of non-core assets and revenue from land and gravel sales. In the future, the Company’s ability to continue its exploration and development activities, if any, will depend in part on the Company’s ability to commence production and generate material revenues or to obtain financing through joint ventures, debt financing, equity financing, production-sharing arrangements or other means.

There can be no assurance that the Company will commence production at any of its projects or generate sufficient revenues to meet its obligations as they become due or obtain necessary financing on acceptable terms, if at all. The Company’s failure to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different than those included in the Annual Information Form.

Caution on Forward-Looking Statements

The Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in NovaGold’s operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements are set forth principally under the heading “Outlook” in the Management’s Discussion and Analysis and may include statements regarding exploration results and budgets, mineral resource estimates, work programs, capital expenditures, timelines, strategic plans, market price of precious metals, the availability of permits and approvals, the possible effects of Alaska’s proposed “Clean Water” initiatives or other statements that are not statements of fact.

NovaGold Resources Inc.

Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the matters set forth under the heading “Risk Factors” as well as uncertainties involved in disputes and litigation; fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; the possible adoption of the proposed Alaska “Clean Water” initiatives; and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2007, filed with the Canadian securities regulatory authorities, NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission, and other information released by NovaGold from time to time and filed with the appropriate regulatory agencies.

NovaGold Resources Inc.

Consolidated Balance Sheets – Unaudited

	in thousands of Canadian dollars

	May 31,	November 30,
	2008	2007
	$	$

Assets
Current assets
Cash and cash equivalents	37,604	97,916
Restricted cash	-	4,600
GST and other receivables	3,385	11,668
Temporary investments (note 6)	-	18,381
Deposits and prepaid amounts	2,824	6,817
Inventories	9,165	9,197
	52,978	148,579

Accounts receivable	557	267
Land	1,703	1,713
Property, plant and equipment (note 4)	617,142	526,657
Mineral properties and related deferred costs (note 5)	368,669	397,043
Power project development costs	3,900	3,128
Investments (note 6)	118,968	11,877
Investment tax credits	6,708	6,708
Reclamation deposits	14,230	20,268
Restricted cash	-	54,000
	1,184,855	1,170,240

Liabilities
Current liabilities
Accounts payable and accrued liabilities	28,804	93,534
Suspension costs – short term (note 3)	5,815	31,035
Loans payable	200	200
Current portion of asset retirement obligations	1,754	1,791
	36,573	126,560
Suspension costs (note 3)	11,630	62,070
Other liabilities (note 6(d))	54,252	65,335
Convertible notes (note 7)	49,211	-
Capital lease obligations	3,227	-
Asset retirement obligations	11,726	11,726
Future income taxes	46,440	44,320
	213,059	310,011
Non-controlling interest (note 3)	277,929	217,754

Shareholders’ equity
Share capital (note 8)	760,779	760,468
Equity component of convertible notes (note 7)	43,356	-
Contributed surplus (note 8(c))	9,994	820
Stock-based compensation (note 8)	22,458	19,739
Warrants (note 8(c))	-	9,178
Deficit	(143,666)	(163,657)
Accumulated other comprehensive income	946	15,927
	693,867	642,475
	1,184,855	1,170,240

Nature of operations (note 1)
Commitments and contingencies (note 10)

(See accompanying notes to consolidated financial statements)

/s/ Rick Van Nieuwenhuyse	Director	/s/ James Philip	Director
Approved by the Board of Directors

NovaGold Resources Inc.

Consolidated Statements of Operations and Deficit – Unaudited

	in thousands of Canadian dollars,
	except for per share and share amounts
	Three months ended		Six months ended
	May 31,	May 31,	May 31,	May 31,
	2008	2007	2008	2007
	$	$	$	$

Revenue
Land, gravel, gold and other revenue	167	342	1,069	468
Interest income	126	1,633	939	2,581
	293	1,975	2,008	3,049
Cost of sales	18	29	21	41
	275	1,946	1,987	3,008
Expenses and other items
Corporate development and communication	616	635	879	1,587
Exploration	207	205	268	244
Foreign exchange (gain) loss	747	2,976	(240)	3,715
General and administrative	1,419	1,177	2,999	2,407
Professional fees	918	1,566	1,561	2,709
Salaries	1,566	1,699	2,971	2,986
Salaries – stock-based compensation (note 8)	1,807	580	1,996	902
Project suspension cost recovery	(2,196)	-	(32,596)	-
Project care and maintenance	3,801	-	3,801	-
	8,885	8,838	(18,361)	14,550
(Gain) loss on dilution from equity investment
(note 6(c))	363	(28)	(790)	(28
(Gain) loss from equity investment (note 6(c))	249	(118)	254	429
Gain on disposal of investment (note 6(e))	-	(4,196)	(15,278)	(4,196
Non-controlling interest (note 3)	(803)	-	14,397	-
Earnings (loss) for the period before income taxes	(8,419)	(2,550)	21,765	(7,747
Future income tax (expense) recovery	443	(662)	(1,774)	(326)
Earnings (loss) for the period after income taxes	(7,976)	(3,212)	19,991	(8,073
Deficit – beginning of period	(135,690)	(123,752)	(163,657)	(118,891)
Deficit – end of period	(143,666)	(126,964)	(143,666)	(126,964)
Earnings (loss) per share
Basic and diluted	(0.08)	(0.03)	0.19	(0.08
Weighted average number of shares (thousands)
Basic	105,152	97,182	105,096	96,908
Diluted	105,152	97,812	107,784	96,908

(See accompanying notes to consolidated financial statements)

NovaGold Resources Inc.

Consolidated Statements of Comprehensive Income – Unaudited

	in thousands of Canadian dollars

	Three months ended		Six months ended
	May 31,	May 31,	May 31,	May 31,
	2008	2007	2008	2007
	$	$	$	$

Earnings (loss) for the period before other comprehensive income	(7,976)	(3,212)	19,991	(8,073)
Unrealized gains (losses) on available-for-sale investments (note 6)	(177)	2,688	266	3,414
Realized gains on available-for-sale investments	-	(4,196)	(15,278)	(4,196)
Future income tax recovery	9	613	31	(172)
Comprehensive earnings (loss)	(8,144)	(4,107)	5,010	(9,027)

Consolidated Statements of Changes in Shareholders’ Equity – Unaudited

	Six months ended	Year ended
	May 31,	November 30,
	2008	2007
	$	$

Share capital
Balance – beginning of period	760,468	533,658
Issued pursuant to stock option agreements	293	8,108
Issued pursuant to warrant agreements	18	77
Issued pursuant to property agreement	-	1,433
Issued pursuant to public offering	-	217,192
Balance – end of period	760,779	760,468

Equity component of convertible notes
Balance – beginning of period	-	-
Issuance of convertible notes	43,356	-
Balance – end of period	43,356	-

Contributed surplus
Balance – beginning of period	820	820
Expiration of warrants	9,174	-
Balance – end of period	9,994	820

Stock-based compensation
Balance – beginning of period	19,739	16,674
Stock option grants	2,719	4,982
Fair value of exercises	-	(1,917)
Balance – end of period	22,458	19,739

Warrants
Balance – beginning of period	9,178	9,178
Expiration of warrants	(9,174)	-
Fair value of exercises	(4)	-
Balance – end of period	-	9,178

Deficit
Balance – beginning of period	(163,657)	(118,891)
Earnings (loss) for the period	19,991	(44,766)
Balance – end of period	(143,666)	(163,657)

Accumulated other comprehensive income
Balance – beginning of period	15,927	-
Transition adjustment to opening balance	-	30,828
Unrealized gains on available-for-sale investments (note 6)	266	(10,621)
Realized gains on available-for-sale investments (note 6)	(15,278)	(4,196)
Future income taxes on unrealized gains (losses)	31	(84)
Balance – end of period	946	15,927

Total shareholders’ equity	693,867	642,475

(See accompanying notes to consolidated financial statements)

NovaGold Resources Inc.

Consolidated Statements of Cash Flows – Unaudited

	in thousands of Canadian dollars

	Three months ended		Six months ended
	May 31,	May 31,	May 31,	May 31,
	2008	2007	2008	2007
	$	$	$	$

Cash flows used in operating activities
Earnings (loss) for the period	(7,976)	(3,212)	19,991	(8,073)
Items not affecting cash
Amortization	69	70	134	139
Future income tax (recovery) expense	(443)	662	1,774	326
Gain on sale of investments (note 6)	-	(4,196)	(15,278)	(4,196)
Foreign exchange (gain) loss	(799)	(4,591)	(1,702)	(4,591)
(Gain) loss on dilution from equity investment	363	(28)	(790)	(28)
(Gain) loss from equity investment	249	(118)	253	429
Stock-based compensation	1,807	580	1,996	902
Non-controlling interest	(803)	-	14,397	-
Net change in non-cash working capital
(Increase) decrease in GST and other receivables,
deposits and prepaid amounts	10,956	(25)	12,277	(81)
(Increase) decrease in inventories	(267)	-	32	-
Increase (decrease) in accounts payable and accrued
liabilities	(658)	(4,277)	(3,692)	(15,661)
Decrease in suspension costs – short term	(10,185)	-	(25,220)	-
Decrease in suspension costs – long term	(20,370)	-	(50,441)	-
	(28,057)	(15,135)	(46,269)	(30,834)
Cash flows from financing activities
Proceeds from issuance of common shares – net	-	218,285	293	220,355
Proceeds from issuance of convertible notes – net	93,194	-	93,194	-
Drawdown of credit facility	6,000	-	16,000	-
Repayment of credit facility	(16,000)	-	(16,000)	-
Proceeds from non-controlling interest	36,021	-	45,778	-
Proceeds from warrant exercise	-	-	14	-
	119,215	218,285	139,279	220,355
Cash flows used in investing activities
Acquisition of property, plant and equipment	(44,971)	(41,890)	(150,132)	(71,617)
Expenditures on power project development	(232)	(241)	(772)	(990)
Expenditures on mineral properties and related
deferred costs – net	(10,587)	(14,535)	(71,660)	(17,402)
Decrease in restricted cash	4,600	-	58,600	-
Decrease (increase) in reclamation deposits	(2,300)	(9,375)	5,990	(9,646)
Decrease (increase) in accounts receivable	(7)	58	(290)	84
Proceeds on sale of investments	-	5,882	18,811	5,882
Investments	(13,869)	-	(13,869)	(5,667)
	(67,366)	(60,101)	(153,322)	(99,356)
(Decrease) increase in cash and cash equivalents
during the period	23,792	143,049	(60,312)	90,165
Cash and cash equivalents – beginning of period	13,812	53,699	97,916	106,583
Cash and cash equivalents – end of period	37,604	196,748	37,604	196,748
Supplemental disclosure
Shares issued for option agreement	-	-	-	1,433
(Decrease) increase in accounts payable and accrued
liabilities, and other liabilities related to mineral
properties and property, plant and equipment	(141)	33,498	(73,028)	55,006
Interest received	367	933	1,380	1,966
Interest paid	119	-	119	-

(See accompanying notes to consolidated financial statements)

NovaGold Resources Inc.

Notes to Consolidated Financial Statements – Unaudited

1 Nature of operations

NovaGold Resources Inc. (“NovaGold” or “the Company”) is a precious metals company engaged in the exploration and development of mineral properties in North America. The Company has a portfolio of exploration properties located in Alaska and British Columbia. The Company is also advancing its projects from exploration and development stage to construction. Construction of the Rock Creek mine, located in Nome, Alaska, is anticipated to be completed in 2008. Construction of the Galore Creek project was suspended at the end of 2007.

Three of the Company’s projects are being advanced with major mining companies. The Donlin Creek project is held by a newly created limited liability company which is owned equally by NovaGold and Barrick Gold U.S. (“Barrick”) (refer to note 6 for discussion). The Galore Creek project is held by a partnership which is owned equally by NovaGold and Teck Cominco Limited (“Teck Cominco”) (refer to note 3 for discussion). The Ambler project is an option agreement to acquire a joint venture interest with subsidiaries of Rio Tinto plc.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The amounts shown as mineral properties and related deferred costs represent net costs incurred to date, less amounts recovered from third parties and/or written off, and do not necessarily represent present or future values. The recoverability of amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, entering into agreements with others to explore and develop the mineral properties, and upon future profitable production or proceeds from disposition of the mineral properties.

2 Accounting policies

Basis of presentation

The consolidated financial statements have been prepared using accounting principles generally accepted in Canada for interim reporting and include the accounts of NovaGold Resources Inc. and its material wholly-owned subsidiaries, NovaGold Canada Inc., Alaska Gold Company, NovaGold Resources Alaska, Inc., and NovaGreenPower Inc. (formerly Coast Mountain Power Corp.). All significant inter-company transactions are eliminated on consolidation. In addition, the Company consolidates variable interest entities for which it is determined to be the primary beneficiary.

As these unaudited interim consolidated financial statements do not contain all of the disclosures required by Canadian GAAP, they should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended November 30, 2007.

The accounting policies followed by the Company are set out in note 2 to the audited consolidated financial statements for the year ended November 30, 2007, and have been consistently followed in the preparation of these consolidated financial statements except that the Company has adopted the following CICA standards effective December 1, 2007:

Capital disclosures and financial instruments – disclosures and presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, “Capital Disclosures”, Handbook Section 3862, “Financial Instruments – Disclosures”, and Handbook Section 3863, “Financial Instruments – Presentation”. Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new Sections 3862 and 3863 replace Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how a company manages those risks. Refer to notes 11 and 12 for additional disclosure.

Comparative figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year.

3 Galore Creek Partnership

On August 1, 2007, the Company formed a 50/50 partnership with Teck Cominco at the Galore Creek project. The Company contributed its assets in the Galore Creek project to the Partnership, including the transmission rights, and Teck Cominco was funding an initial contribution, which at the time was determined to be approximately $537 million. After the initial contribution was completed, both partners were to be equally responsible to fund the project going forward.

The Company determined that the Galore Creek Partnership is a variable interest entity and consequently used the principles of AcG-15 Consolidation of Variable Interest Entities to determine the accounting for its ownership interest. Management concluded that the Company is the primary beneficiary and consolidated the activities of the Galore Creek Partnership.

On November 26, 2007, the Company and Teck Cominco announced the suspension of construction activities at the Galore Creek project due to substantially higher capital costs, a longer construction schedule and a stronger Canadian dollar than previously estimated, and amended the terms of Teck Cominco’s initial contribution. Under the amended arrangements, in addition to Teck Cominco’s funding from

NovaGold Resources Inc.

Notes to Consolidated Financial Statements – Unaudited

3 Galore Creek Partnership (cont.)

August 1, 2007 to the year ended November 30, 2007 of $264 million, Teck Cominco’s total committed investment in the Partnership would be $403 million, including $72 million to be invested in the Partnership over the next five years principally to reassess and evaluate the project’s alternative development strategies. Excluding costs covered by Teck Cominco’s $72 million above, the Company and Teck Cominco agreed to share the next $100 million of project costs 33% and 67% respectively, and share project costs on a 50/50 basis thereafter.

As at May 31, 2008, the Company has revised the demobilization cost to be expensed to $60.5 million from the previous estimates of $62.7 million at February 29, 2008 and $93.1 million recorded for the year ended November 30, 2007, as a result of the settlement of the major contracts. The Company has reflected the difference as a recovery in the relevant period’s statement of operations, net of non-controlling interest and income taxes. The revised estimate of demobilization costs could change materially as more information becomes available. In addition, the project is located in an area that is subject to severe weather conditions that can affect the nature, extent and timing of work. Accordingly, the actual project suspension costs could vary materially.

The expenditures in the Galore Creek project have been recorded in property, plant and equipment for construction in progress costs and in mineral properties and related deferred costs for exploration and development costs and project care and maintenance. At May 31, 2008, no provision has been made against the carrying value of the project as the Company believes that the project retains fair value in excess of its carrying value. However, there can be no assurances that the Company’s view will result in a commercially viable project or that a future material impairment write down will not be required. Teck Cominco’s contributions to date have been recorded as non-controlling interest.

4 Property, plant and equipment

	in thousands of Canadian dollars
			May 31,
			2008
		Accumulated
	Cost	amortization	Net
	$	$	$

Construction costs – Galore Creek	382,670	-	382,670
Mobile equipment – Galore Creek	38,048	-	38,048
Construction in progress – Rock Creek	162,010	-	162,010
Mining and milling equipment – Rock Creek	31,363	-	31,363
Heavy machinery and equipment	2,399	318	2,081
Office furniture and equipment	1,457	879	578
Leasehold improvements	575	183	392
	618,522	1,380	617,142

			November 30,
			2007
		Accumulated
	Cost	amortization	Net
	$	$	$

Construction costs – Galore Creek	383,748		383,748
Construction in progress – Rock Creek	108,388	-	108,388
Mining and milling equipment – Rock Creek	31,363	-	31,363
Heavy machinery and equipment	2,399	310	2,089
Office furniture and equipment	1,382	734	648
Leasehold improvements	575	154	421
	527,855	1,198	526,657

During the six months ended May 31, 2008, $182,000 of depreciation expense was recorded with respect to capital assets (six months ended May 31, 2007: $237,000).

NovaGold Resources Inc.

Notes to Consolidated Financial Statements – Unaudited

5 Mineral properties and related deferred costs

	in thousands of Canadian dollars
			Stock-based
	Balance –		compensation	(1)	Balance –
	November 30,		Reclassification		May 31,
	2007	Expenditures	to investments	(2)	2008
	$	$	$		$
Alaska, USA
Donlin Creek (note 6)	92,931	-	(92,931)	(2)	-
Rock Creek	29,280	2,315	78	(1)	31,673
Ambler	13,945	796	80	(1)	14,821
Big Hurrah	6,105	10			6,115
Shotgun	4,476	-			4,476
Khotol	3,074	6			3,080
Baird	2,662	544	41	(1)	3,247
Saddle	1,334	-			1,334
Kugruk	1,740	272			2,012
Nome Gold	1,164	30			1,194
Other	1,993	54			2,047
British Columbia, Canada
Galore Creek	232,112	60,220	52	(1)	292,384
Copper Canyon	5,354	1			5,355
Other	873	58			931
	397,043	64,306	(92,680)		368,669

Effective December 1, 2007, the Company and Pioneer Metals Corporation (“Pioneer”) completed a purchase and sale agreement whereby the Company purchased a 100% interest in the Grace claims located adjacent to the Galore Creek project held by Pioneer, a wholly-owned subsidiary of Barrick Gold Corporation, for a purchase price of $54.0 million.

The Company is eligible to receive investment tax credits (“ITC”) related to some of its mineral property expenditures. The ITC balances are accounted for as a reduction in the cost of mineral properties when accrued.

6 Investments

	in thousands of Canadian dollars
			May 31,
			2008
		Unrealized	Carrying
	Cost	holding gains	value
	$	$	$

Available-for-sale investments (a)
1,437,500 shares of TNR Gold Corp.	317	14	331
600,000 shares of Eagle Plains Resources Ltd.	82	110	192
600,000 shares of Copper Canyon Resources Ltd.	98	190	288
Other investments (b)	176	686	862
	673	1,000	1,673
Investments accounted for under the equity method
Alexco Resource Corp. (c)	-	-	10,576
Donlin Creek LLC (d)	-	-	106,719
	-	-	117,295
Total investments	673	1,000	118,968

NovaGold Resources Inc.

Notes to Consolidated Financial Statements – Unaudited

6 Investments (cont.)

	in thousands of Canadian dollars
			November 30,
			2007
		Accumulated
		unrealized	Carrying
	Cost	holding gains	value
	$	$	$

Available-for-sale investments
Temporary investments
5,374,544 shares of US Gold Corp. (e)	3,534	14,847	18,381
Long-term investments
1,437,500 shares of TNR Gold Corp.	317	158	475
600,000 shares of Eagle Plains Resources Ltd.	82	242	324
600,000 shares of Copper Canyon Resources Ltd.	98	112	210
Other investments (b)	176	652	828
	673	1,164	1,837
Investments accounted for under the equity method
Alexco Resource Corp. (c)	-	-	10,040
Total long-term investments	673	1,164	11,877
Total investments	4,207	16,011	30,258

(a)

Investments classified as available-for-sale are reported at fair value (or mark-to-market) based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.

(b)

Included in “Other investments” is an investment of 126,625 shares (cost: $5,000; fair value at May 31, 2008: $289,000) in Etruscan Resources Incorporated (“Etruscan”). The Province of New Brunswick holds the Company’s shares of Etruscan pending the settlement of outstanding mining taxes that the Company believes aggregates $366,000.

(c)

The Company owns 6,352,978 shares of Alexco Resource Corp. (“Alexco”) (market value at May 31, 2008: $23.1 million). The Company has accounted for the investment using the equity method. Alexco has a June 30th year end and is a related party, having two directors in common with the Company. During the six months ended May 31, 2008, the Company recorded a $254,000 loss ($429,000 loss for the six months ended May 31, 2007) resulting from accounting for the equity investment.

On December 11, 2007, Alexco completed a private placement of 1,500,000 flow-through common shares. The Company did not participate and, as a result, the Company’s ownership in Alexco decreased to 17.75%. The Company has recorded a dilution gain of $790,000 for the six months ended May 31, 2008 as a result of this issuance. The Company continues to exercise significant influence over Alexco and therefore accounts for its investment using the equity method.

(d)	On December 1, 2007, together with Barrick, the Company formed a limited liability company (“the Donlin Creek LLC”) to advance the Donlin Creek project.

As part of the Donlin Creek LLC agreement, the Company has agreed to reimburse Barrick over time for approximately US$64.8 mil- lion, representing 50% of Barrick’s approximately US$129.6 million expenditures at the Donlin Creek project from April 1, 2006 to November 30, 2007. The reimbursement is being made by the Company paying, in 2008, the next US$12.7 million of Barrick’s share of project development costs. The remaining US$52.1 million plus interest will be paid out of future mine production cash flow. After the Company’s initial contribution, all funding will be shared by both parties on a 50/50 basis.

The Company determined that the Donlin Creek LLC is a variable interest entity and consequently used the principles of AcG-15 Consolidation of Variable Interest Entities to determine the accounting for its ownership interest. Management concluded that the Company is not the primary beneficiary and has accounted for its investment in the Donlin Creek LLC using the equity method of accounting. The Donlin Creek LLC has a board of four directors, with two nominees selected by each company. All significant decisions related to Donlin Creek require the approval of both companies.

The Company’s initial investment in the Donlin Creek LLC was $96.6 million and represented the cost basis of assets transferred into the Donlin Creek LLC. The Company’s maximum exposure to loss in this entity is limited to the carrying amount of the investment in Donlin Creek, which totals $106.7 million, offset by amounts payable to Barrick totalling US$56.1 million, of which US$2.0 million is

NovaGold Resources Inc.

Notes to Consolidated Financial Statements – Unaudited

6 Investments (cont.)

recorded as a current accounts payable, and US$54.1 million (inclusive of US$2.0 million of accrued interest) which will be paid out of future mine production cash flow.

(e)

On January 29, 2008, the Company sold its entire share holdings of US Gold Corporation for a sale price of $3.50 per share. The Company received proceeds of $18.8 million and recorded a gain of $15.3 million, offset by a future tax expense of $4.6 million. The Company believes that there are sufficient tax pools to shelter any current tax arising from this sale.

7 Convertible notes

On March 26, 2008, the Company issued US$95.0 million ($96.7 million) in 5.5% unsecured senior convertible notes (“Notes”) maturing on May 1, 2015, and incurring a 3.0% underwriter’s fee and other expenses, aggregating $3.5 million, for net proceeds of $93.2 million. Interest is payable semi-annually in arrears on May 1 and November 1 of each year, beginning November 1, 2008. The Notes are convertible into the Company’s common shares at a fixed conversion rate of US$10.61 per common share. A total of 8,952,971 common shares are issuable upon conversion and additional shares may become issuable following the occurrence of certain corporate acts or events. On conversion, at the Company’s election, holders of the Notes will receive cash, if applicable, a combination of cash and shares. Holders of the Notes will have the right to require the Company to repurchase all or part of their Notes on May 1, 2013 and upon certain fundamental corporate changes at a price equal to 100% of the principal amount of such Notes plus any accrued and unpaid interest.

The Notes are classified as a liability, less the portion relating to the conversion feature ($44.4 million) which is classified as a component of shareholders’ equity. As a result, the recorded liability to repay the Notes is lower than its face value. Using the effective interest rate method and the 17.03% rate implicit in the calculation, the difference of $44.4 million, characterized as the note discount, is being capitalized to the projects funded by this offering and added to the liability over the term of the Notes.

in thousands of Canadian dollars
Three and
six months ended
May 31,
2008
$

Present value of convertible notes on issue	51,718
Financing costs allocated to debt component	(1,880)
Accretion of debt discount for the period	643
Foreign exchange revaluation	(1,270)
Convertible notes, May 31, 2008	49,211
Conversion right	44,992
Financing costs allocated to equity component	(1,636)
Equity component of convertible notes, May 31, 2008	43,356

NovaGold Resources Inc.

Notes to Consolidated Financial Statements – Unaudited

8 Share capital

Authorized

       1,000,000,000 common shares, no par value
       10,000,000 preferred shares issuable in one or more series

(a)	Issuance of common shares

	in thousands of Canadian dollars
	Number of	Ascribed
	shares	value
	(thousands)	$
Balance at November 30, 2007	104,889	760,468
Issued in quarter
For cash and fair value pursuant to stock option agreements	262	293
For cash and fair value pursuant to warrant agreements	1	18
Balance at February 29, 2008 and May 31, 2008
Shares held by a wholly-owned subsidiary eliminated on consolidation	9	-
Total issued and outstanding	105,161	760,779

(b)	Stock options

The Company has a stock option plan providing for the issuance of options at a rolling maximum number that shall not be greater than 10% of the issued and outstanding common shares of the Company at any given time. The Company may grant options to its directors, officers, employees and service providers. The exercise price of each option cannot be lower than the market price of the shares at the date of grant of the option. The number of shares optioned to any single optionee may not exceed 5% of the issued and outstanding shares at the date of grant.

During the six months ended May 31, 2008, the Company granted 1,647,450 stock options (six months ended May 31, 2007: 422,500). For the six months ended May 31, 2008, the Company recognized a stock-based compensation charge of $2.7 million for options granted to directors, employees and non-employees in accordance with CICA 3870 net of cancellations, of which $0.7 million was capitalized into mineral properties and deferred costs and construction in process, and $2.0 million was charged into income.

The fair value of the stock options recognized in the consolidated statements of operations and deficit has been estimated using an option pricing model. Assumptions used in the pricing model for each year are as provided below:

	Vesting during six months ended May 31, 2008	Granted during six months ended May 31, 2008
Average risk-free interest rate	2.99% – 4.73%	2.99% – 4.01%
Expected life	1.76 – 3.90 years	3.22 – 3.90 years
Expected volatility	42.0% – 61.4%	59.2% – 61.4%
Expected dividends	Nil	Nil

The Black-Scholes and other option pricing models require the input of highly subjective assumptions that can materially affect the fair value estimate and therefore do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

(c)	Warrants

On January 7, 2008, 3.13 million share purchase warrants with an exercise price of $12.10 expired unexercised. The value originally attributed to these warrants has been transferred to contributed surplus.

9 Segmented information

The Company’s revenues and cost of sales from external customers are generated from one reportable operating segment: sales from land and gravel and gold royalties from its operations located in Nome, Alaska. The Company’s exploration assets are located in the United States and Canada and the geographical breakdown is shown in note 5.

NovaGold Resources Inc.

Notes to Consolidated Financial Statements – Unaudited

10 Commitments and contingencies

(a)	Lease and purchase commitments

As at May 31, 2008, the Company’s aggregate commitments for operating leases totalled $6.7 million. These operating leases include the Company’s leased head office location and certain office equipment ranging from one to ten years. The Company also had commitments outstanding at May 31, 2008 in the amount of US$4.5 million for construction activities at the Company’s Rock Creek project, and $3.6 million for activities at the Galore Creek project.

(b)	Legal actions

In October 2006, the former CEO of Coast Mountain Power Corp. commenced an action in the British Columbia Supreme Court against Coast Mountain seeking wrongful dismissal damages arising from the termination of his employment. The amount of the claim has not been determined at this time.

The Company, together with several other mining participants, had been named as a defendant in a lawsuit by an individual claiming he was owed a finder’s fee by NovaGold with respect to the partnership agreement for the Galore Creek project between NovaGold and Teck Cominco. The Company’s position was that the lawsuit was entirely without merit. The Company and the other defendants all brought motions to strike the plaintiff’s pleadings in their entirety and dismiss the action. This motion was heard on April 17, 2008. The Supreme Court of British Columbia granted the motion, dismissed the action and ordered the plaintiff to pay the legal costs to all defendants. The plaintiff has attempted to commence reconsideration and appeal proceedings. It is the Company’s position that those proceedings have not been properly brought before the Court and should be dismissed. There are no hearings presently scheduled in relation thereto.

11 Management of capital risk

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

In the management of capital, the Company includes the components of shareholders’ equity, loans payable and convertible notes.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares, issue new debt or acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Company’s Board of Directors.

In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects the capital resources available to it will be sufficient to carry its exploration and development plans and operations for the next twelve months.

12 Management of financial risk

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and price risk.

(a)	Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and the United States and a portion of its expenses are incurred in US dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar could have an effect on the Company’s results of operations, financial position or cash flows.

NovaGold Resources Inc.

Notes to Consolidated Financial Statements – Unaudited

12 Management of financial risk (cont.)

The Company has not hedged its exposure to currency fluctuations. At May 31, 2008, the Company is exposed to currency risk through the following assets and liabilities denominated in US dollars:

	May 31,	November 30,
	2008	2007
	US$	US$
Cash and cash equivalents	13,666	7,925
Reclamation deposits	6,845	6,845
Accounts payable and accrued liabilities	(13,823)	(11,226)
Convertible debt	(52,390)	-

Based on the above net exposures as at May 31, 2008, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of $4.5 million in the Company’s net earnings.

(b)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash equivalents and short-term investments are held through large Canadian financial institutions. Short-term and long-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks and companies with high investment-grade ratings. These investments mature at various dates over the current operating period.

The Company’s GST and other receivables consist of general sales tax due from the Federal Government of Canada.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 11 to the unaudited consolidated financial statements.

Accounts payable and accrued liabilities, current and long-term suspension costs and loans payable are due within the current operating period.

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is limited because these investments, although available for sale, are generally held to maturity.

In respect of financial liabilities, the convertible notes and capital leases are not subject to interest rate risk because they are at fixed rates.

(e)	Price risk

The Company is exposed to price risk with respect to commodity prices. The Company closely monitors commodity prices to determine the appropriate course of action to be taken. The Company does not have any hedging or other commodity-based risks respecting its operations.

NovaGold Resources Inc.